NCE PETROFUND

Suite 2850, 130 King Street West, The Exchange Tower
Toronto, Ontario M5X 1A4

PROXY FOR USE BY UNITHOLDERS AT THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS OF NCE PETROFUND (the "Fund") TO BE HELD ON WEDNESDAY, THE 16th DAY OF APRIL, 2003 SOLICITED ON BEHALF OF MANAGEMENT OF NCE PETROFUND CORP.

The undersigned unitholder (the "Unitholder") of NCE PETROFUND hereby appoints John F. Driscoll, or failing him, Jeffery E. Errico, or instead of either of them, ..., as proxy for the undersigned, with power of substitution, to attend, vote and act for and on behalf of the undersigned at the annual and special meeting (the "Meeting") of unitholders of the Fund to be held at 2:30 p.m. (Calgary time) on Wednesday, the 16th day of April, 2003, at the Westin Hotel, Belaire Room, 320 – 4th Avenue S.W., Calgary, Alberta, and at any adjournments or postponements thereof, and without limiting the general authority and power hereby given to such proxy, the units represented by this proxy are specifically directed to be voted or withheld from being voted as indicated below. **SEE REVERSE SIDE HEREOF FOR FURTHER INFORMATION WITH RESPECT TO THIS PROXY.**

(a) VOTE FOR ☐ or WITHHOLD FROM VOTING ☐ on the election of three of the six nominees to be elected by unitholders to serve as directors of NCEP and two of the three nominees to serve as members of the executive committee of the board of directors of NCEP, as described in the Information Circular under the heading "Annual Meeting Matters -Election of Directors and Executive Committee of NCEP";

(b) VOTE FOR ☐ or WITHHOLD FROM VOTING ☐ on the appointment of Deloitte & Touche LLP as auditors of the Fund;

(c) VOTE FOR ☐ or VOTE AGAINST ☐ the Transaction Facilitation Resolution authorizing and approving certain amendments to the Trust Indenture of the Fund and the Royalty Agreement between NCE Petrofund Corp. ("NCEP") and the Fund relating to the Internalization and certain related matters the full text of which resolution is set out in Schedule "A" to the Information Circular dated March 10, 2003 (the "Information Circular");

(d) VOTE FOR ☐ or VOTE AGAINST ☐ the Internalization Resolution authorizing and approving the acquisition of all of the issued shares of NCE Petrofund Management Corp. and certain related matters the full text of which resolution is set out in Schedule "B" to the Information Circular;

(e) VOTE FOR ☐ or VOTE AGAINST ☐ the Other Amendments Resolution authorizing and approving certain additional amendments to the Trust Indenture of the Fund and the Royalty Agreement between NCEP and the Fund and certain related matters the full text of which resolution is set out in Schedule "C" to the Information Circular; and

(f) In his discretion, in accordance with his best judgment, with respect to amendments to or variations of matters identified in the accompanying Notice of Annual and Special Meeting of Unitholders of the Fund and with respect to other matters which may properly come before the Meeting and at any adjournments or postponements thereof.

If this proxy is not dated, it will be deemed to be dated on the date upon which it is mailed to unitholders of the Fund.
DATED this .... day of .... , 2003.

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Unitholder's Signature

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Unitholder's Name (please print)

Note: If the unitholder is an individual, please sign exactly as your units are registered. If the unitholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the unitholder and, if the corporation has a corporate seal, its corporate seal should be affixed. If units are registered in the name of an executor, administrator or trustee, please sign exactly as the units are registered. If the units are registered in the name of a deceased unitholder, the unitholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the unitholder must be attached to this proxy.

The proxy named overleaf will vote or withhold from voting the units represented by this proxy in respect of each matter identified in the Notice of Annual and Special Meeting of Unitholders of the Fund in accordance with the direction indicated above. **In the absence of such direction, this proxy shall be deemed to grant authority to vote FOR the matters referred to in (a), (b), (c), (d) and (e).**

The Unitholder hereby ratifies and confirms all that the said proxy may do by virtue hereof, granting to the said proxy full power and authority to act for and in the name of the Unitholder at the Meeting and at any adjournments or postponements thereof and hereby revokes any proxy or proxies heretofore given to vote, attend or act with respect to the units of the Fund which the Unitholder would be entitled to vote if personally present at the Meeting.

This proxy is solicited on behalf of management of NCEP. The Unitholder has the right to appoint a person to attend and act for him and on his behalf at the Meeting and at any adjournments or postponements thereof other than the persons named above. Such right may be exercised by inserting in the blank space provided above the name of the person to be appointed, who need not be a unitholder of the Fund, or by completing another proper form of proxy.

All unitholders should refer to the accompanying Information Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

Whether or not you anticipate attending the Meeting in person, kindly fill in and sign this form of proxy and return it in the envelope provided. This form of proxy will not be valid unless it is completed and delivered to Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 at least 24 hours (excluding Saturdays, Sunday and holidays) prior to the Meeting or any adjournment thereof.

The Unitholder hereby acknowledges receipt of the Notice of the Annual and Special Meeting of Unitholders of the Fund and the Information Circular, each dated March 10, 2003 and furnished herewith.

IMPORTANT

PLEASE DO NOT DELAY!

If you have any questions or need assistance in completing this proxy, please contact:

In Canada

CIBC World Markets Inc.

at:

(403) 260-0516

In the United States

Georgeson Shareholder Communications Canada

at:

1-866-835-3622